POULTON & YORDAN

ATTORNEYS AT LAW

RICHARD T. LUDLOW

February 26, 2009

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	BMB Munai, Inc.

Form 10-K for the Fiscal Year Ended March 31, 2008

Filed on June 16, 2008
File No.: 1-33034

Dear Ms. Schwall:

This letter is written in response to a staff comment letter dated February 12, 2009, from your office addressed to BMB Munai, Inc. The Company has asked our offices to inform that it will not complete its responses within ten business days of receipt of your letter. The Company anticipates that it will file its response to the comment letter by no later than March 13, 2009.

If you have any questions, please contact me directly.

Very truly yours,

POULTON & YORDAN

Richard T. Ludlow
Attorney at Law

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